

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2021

Keiichi Suzuki
Chief Executive Officer
AP Acquisition Corp
Unit 2710, 27/F The Center
99 Queen's Road Central
Hong Kong

> **Re: AP Acquisition Corp**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 8, 2021**
> **CIK No. 0001862993**

Dear Mr. Suzuki:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 8, 2021

We intend to account for our warrants as equity. ..., page 62

1. We note your risk factor that currently your warrants are "intended" to be accounted for as equity, but could be classified as liabilities if it is later determined that they should have been classified as such. We further note your disclosure that if it is later determined that your warrants should have been classified as a liability, you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your

financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

<u>Capitalization, page 90</u>

2. You modified the terms of your warrant agreements and intend to account for your warrants as equity. Please provide us your analysis of the modified terms in the warrant agreements which support equity accounting per ASC 815-40. Also, provide us with the amended warrant agreements and reference the applicable sections in your response.

<u>General</u>

3. We note the changes to your prospectus indicating that you will not undertake your initial business combination with any entity with its principal business operations in China (including Hong Kong and Macao). Please revise the prospectus disclosure to indicate specifically you will not complete your initial business combination with a target that is headquartered China (including Hong Kong and Macau) or conducts a majority of its business in China (including Hong Kong and Macau). Corresponding changes should be made throughout the prospectus wherever you discuss business opportunities, the political or economic landscape of specific geographic regions, and other appropriate sections.

You may contact Nasreen Mohammed at 202-551-3773 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services